CONSOLTEX INC.
(Formerly Consoltex Group Inc.)



The quality is woven right in

RESULTS FOR THE QUARTER ENDED
SEPTEMBER 30, 2000

For financial inquiries or information contact:

Paul J. Bamatter
VP Finance and Chief Financial Officer

Tel: 212-596-0480
Fax: 212-596-0483



Au fil de la qualité
The quality is woven right in

November 14, 2000 – Consoltex Inc. (*formerly named Consoltex Group Inc.***)** announces its results for the third quarter ended September 30, 2000. The Company reported a loss of $10.3 million for the quarter ended September 30, 2000 compared to a loss of $1.8 million for the same quarter in 1999. Starting in the first quarter of 2000, the Company is reporting its results in US dollars and has prepared its financial statements under U.S. generally accepted accounting principles ("GAAP"). Previously, the Company reported in Canadian dollars and prepared its financial statements under Canadian GAAP. All prior period amounts have been restated to reflect these changes which were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

Consolidated sales decreased from $84.9 million in the third quarter of 1999 to $83.2 million in the current quarter. Excluding sales from the October 1, 1999 acquisition of the Atlas bag business of $6.0 million from the third quarter of 2000, total sales, on a comparative basis, would have been down by $7.7 million, or 9.1% from the like quarter in 1999. The decrease in sales was evenly split between the Textile and Polypropylene Operations.

Consolidated gross profits decreased from $18.6 million, or 21.9% of sales, in the quarter ended September 30, 1999 to $10.6 million, or 12.8% of sales, in the current quarter. The primary reasons for the reduction in gross margin percentage relates to i) an inventory provision of $3.5 million ($2.75 million for Textile Operations and $0.75 million for Polypropylene Operations) taken in the third quarter of 2000 to reflect the decision to clear more rapidly certain aged inventory, ii) the rapid increase in the price of polypropylene resin, the Company's primary raw material in the Polypropylene Operations, iii) a slowdown in the home furnishings business due to our customers clearing their excess inventory, and iv) the negative impact on our Polypropylene Operations as we reorganize the manufacturing operations for long-term efficiency and capacity increases.

EBITDA for the quarter ended September 30, 2000 was $0.1 million, $9.8 million lower than the comparable quarter in 1999. The decrease in EBITDA results from the reduction in gross profits enumerated above.

Increased depreciation and amortization expense relates primarily to the additional goodwill amortization and depreciation expense due to the acquisition of Atlas during 1999. Interest expense during the quarter, at $6.1 million, was 21.1% higher than the comparable period in 1999 reflecting the cost of the additional debt related to the Atlas acquisition, as well as higher interest rates on the Company's floating rate debt. The quarterly loss includes a $1.0 million foreign exchange loss versus a loss of $0.3 million in the third quarter of 1999.

Textile Operations

Sales in the Textile Operations for the quarter ended September 30, 2000 totaling $46.2 million represents a decrease of 8.1% compared to the like quarter in the prior year. The Textile Operations sales shortfall is due to weaker sales in the polyester and nylon-based fashion and outerwear apparel fabrics and from lower sales in the home furnishings business as our customers reduced purchases to increase their inventory turnover rates.

Gross profit margins decreased from 22.5% in third quarter of 1999 to 14.9% in third quarter of 2000, primarily as a result of the inventory provision taken and negative variances caused from a lack of production volume at certain of the Canadian manufacturing facilities.

Selling and administration costs, as a percentage of sales, increased from 10.6% in third quarter of 1999 to 13.2% in third quarter of 2000, reflecting additional sales force and related expenses being added to develop new business, domestically and internationally, as well as the relative fixed nature of these costs.

EBITDA in the Textile Operations for the quarter ended September 30, 2000 decreased by $5.2 million compared to the prior year as gross margins in the Canadian vertical operations suffered due to strong import competition, lack of production volume at certain Canadian manufacturing facilities and the inventory provision taken. This decrease was partly offset by improved margins at our U.S. based converting/importing business.

Polypropylene Operations

Sales in the Polypropylene Operations increased by 7.1% compared to the prior year due entirely to the increased sales recorded from the Atlas acquisition effective October 1, 1999. Sales from our Mexican operations decreased by 21.4% in quarter three 2000 compared to the same quarter in 1999 due principally to weakness in the summer from slowdowns in small bags and FIBC fabrics and bags. Sales from our U.S. based weaving operations in Summerville, South Carolina were 2.7% lower this quarter compared to the like quarter in the prior year, as a greater portion of its sales are now recorded as intercompany sales and, as such, are eliminated on consolidation.

Gross profit margins dropped from 21.0% in quarter three 1999 to 10.1% in the current quarter principally due to rapidly increasing polypropylene resin prices, which increased significantly over the past year, the inventory provision taken during the quarter and from the resulting negative short-term impact on our operations as we make those changes necessary to increase long-term efficiency and capacity. The Polypropylene Operations' average purchase price of resin during quarter three 2000 was 50% greater than in third quarter of 1999. As the Polypropylene Operations purchases approximately 25 million pounds of resin quarterly this has had, and will continue to have, a significant negative effect on profitability.

Selling and administration costs increased as a percentage of sales from 7.9% in quarter three 1999 to 10.2% in the current quarter due to the nature of the Marino and Atlas acquisitions, which sell and market their flexible intermediate bulk container bags direct to end users and, as such, have higher selling and administration costs. As in the Textile Operations, the majority of these costs are fixed and their percentage relative to sales increases when sales are lower.

EBITDA for the current quarter was $nil compared to $4.6 million for the third quarter of 1999. This decrease was due to a squeeze in margins and the increase in selling and administrative costs enumerated above.

Nine Months Results

Consolidated sales for the nine month period ended September 30, 2000 of $285.8 million were 16.1% greater than the comparable period in 1999. Excluding the effect of acquisitions, consolidated sales for the nine month period ended September 30, 2000 were 1.8% greater than in the comparable period in 1999.

Consolidated gross profits decreased from $56.7 million, or 23.0% of sales, for the nine months ended September 30, 1999 to $53.9 million, or 18.9% of sales, for the current nine month period. This deterioration was primarily due to the significant increase in resin costs in the comparable nine month period, the inventory provision taken at quarter end and the negative short-term effect of the reorganization in the Polypropylene Operations.

EBITDA for the nine month period ended September 30, 2000 was $21.3 million, or 28.3% lower than the comparable period in the prior year. The EBITDA contributed by the two acquisitions in 1999 was more than offset by the negative effect of the increase in resin costs, inventory provisions taken and the impact of reorganizing the Polypropylene Operations.

Increased depreciation and amortization expenses for the nine month period ended September 30, 2000 as well as increased financing costs are directly related to the acquisitions completed in the second half of 1999.

The Company also recorded a $3.1 million foreign exchange loss in the nine month period as compared to a foreign exchange gain of $3.1 million for the comparable period in 1999. The primary reason for the foreign exchange loss is due to the strength of the U.S. dollar versus the Mexican Peso and Canadian dollar and the fact that the Company's Mexican and Canadian self-sustaining operations are financed principally with U.S. dollar denominated debt.

Outlook

The outlook for the next quarter is expected to remain flat. In our Textile Operations, we believe the current weakness in fashion and outerwear apparel fabrics and the temporary slowdown in our home furnishings curtaining business will continue in quarter four as some of our customers are reducing their levels of inventory in stock. Our U.S. based converting/importing business has increased its importing expertise and has enhanced its distribution and product development capabilities. These improvements should increase sales and margins. The Industrial division sales are expected to increase as it begins to ship orders it received with respect to the Canadian government's military contract. The potential orders with respect to this contract will be produced and shipped over a two year period. Further inventory clearances are likely to occur during the fourth quarter as the Operations look to start the new year with lower quantities of aged inventory.

The Polypropylene Operations has many strategic initiatives in progress as a result of its two strategic acquisitions made in 1999. These initiatives will come to fruition over the next year. The initiatives include upgrading and increasing the efficiency and capacity of the extrusion and weaving processes at our main Summerville, South Carolina plant, expanding manufacturing capacity at our Mexican bulk bag converting plants, reducing manufacturing and selling and administration costs at our primary Mexican extrusion and weaving plants, and achieving the many financial, selling, administrative, manufacturing and other synergies that are expected to result from the two recent acquisitions. The Polypropylene margins have, and continue to be negatively affected by the very high cost of resin, its primary raw material. We expect these compressed margins to last for at least the next quarter after which we expect the margins to return to more historic levels. Further inventory clearances are also likely to occur during the fourth quarter as these operations will also start the new year with reduced aged inventory balances.

Immediately after the third quarter, Consoltex Inc. entered into a series of transactions described below which constitute a change in control of the Company (the "Change in Control"). AIP/CGI NB Acquisition Corp., a New Brunswick (Canada) corporation ("AIP/CGI"), exercised its option (the "Option") to purchase 3,140,000 Multiple Voting Shares of the Company (the "Shares") from Les Gantiers Holding B.V. ("LGH"), constituting 51.33% of the voting interest in the Company. The net consideration paid by AIP/CGI to LGH for the Shares was $3,123,000 and was contributed to AIP/CGI by Consoltex Holdings, Inc. ("Holdings"), the sole shareholder of AIP/CGI. Immediately prior to AIP/CGI's exercise of the Option, AIP/CGI held securities representing the right to vote 48.67% of the total votes attributable to the outstanding securities of Consoltex Inc. Immediately after the exercise of the Option, AIP/CGI held securities representing the right to vote 100% of the total votes attributable to the outstanding securities of the Company. On October 2, 2000, the Company amalgamated with AIP/CGI and the amalgamated corporation changed its name to Consoltex Inc. As part of the Change in Control, the Company sold all of the capital stock of Consoltex (USA) Inc., a wholly-owned subsidiary of the Company to Holdings. In connection with the Change in

Control, holders of not less than a majority in aggregate principal amount of the Company's 11% Senior Subordinated Notes due 2003 consented to the Change in Control and waived certain requirements under the Indenture governing the Notes, and the Company entered into the Second Supplemental Indenture, dated as of September 29, 2000.

Also on November 7, 2000, the Company renegotiated its senior credit facility with its bankers. The new facility expires on December 31, 2001 and consists of a $57.5 million working capital loan and a $59.25 million term loan. The term loan is repayable in quarterly instalments of $1.75 million starting on December 31, 2000. The new credit facility is secured by certain of the Company's receivables, inventory and fixed assets.

Consoltex Inc. is a North American textile and packaging company. Consoltex Inc. was formerly called Consoltex Group Inc. before it changed its name on January 3, 2000. Its activities are divided between the Polypropylene and Textile Operations located in the United States, Canada, Mexico and Costa Rica. Consoltex is vertically integrated from the production of yarn, in its Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating and production of end products such as bulk bags and small bags. The Company also conducts its own research and development and maintains its own sales, marketing and distribution network throughout North America. Consoltex has 16 manufacturing plants, which together employ approximately 6,100 associates. The Company is now a U.S. company and files its financial statements with the United States Securities and Exchange Commission as a result of its publicly traded Senior Subordinated Notes.

The information in this quarterly statement contains forward-looking information with respect to Consoltex Inc. and its subsidiaries. These statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated. These risks and uncertainties include interest rates, currency fluctuations, prices of raw materials, general economic and other risks detailed from time-to-time in the Company's disclosure documents filed with the United States Securities and Exchange Commission including Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent Form 20-F. Consoltex undertakes no obligation to update any forward-looking statement.

Consoltex Inc.
(Formerly Consoltex Group Inc.)

Consolidated Balance Sheets *(1)*

(in thousands of US dollars) *(unaudited)*	September 30, 2000	December 31, 1999
ASSETS		
Current assets:		
Cash	$ 428	$ 2,969
Accounts receivable and prepaid expenses	55,963	50,638
Inventories	93,817	90,202
	150,208	143,809
Fixed assets, net	104,980	111,044
Goodwill	77,682	80,333
Other assets	2,521	4,684
Total assets	$335,391	$339,870
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank loans	$ 44,461	$ 38,888
Accounts payable and accrued liabilities	53,908	36,648
Income taxes payable	3,598	2,761
Current portion of long-term debt	49,750	55,000
Current portion of other long-term liabilities	2,622	5,646
Current portion of deferred income tax	6,758	5,262
	161,097	144,205
Long-term debt	120,000	120,000
Other long-term liabilities	10,833	11,196
Deferred income tax	10,284	15,083
Shareholders' equity:		
Share capital (18,027,551 shares)	75,213	75,213
Contributed surplus	2,087	2,087
Retained earnings (deficit)	(15,657)	437
Accumulated other comprehensive income (loss)	(28,466)	(28,351)
	33,177	49,386
Total liabilities and shareholders' equity	$335,391	$339,870

(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financials statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

Consoltex Inc.
(Formerly Consoltex Group Inc.)

Consolidated Statements of Earnings *(1)*

(in thousands of US dollars) *(unaudited)*	Quarter ended September 30 2000	1999	Nine months ended September 30 2000	1999
Sales:				
Textile Operations	$46,198	$50,288	$161,830	$156,889
Polypropylene Operations	37,013	34,562	123,920	89,277
	83,211	84,850	285,750	246,166
Cost of sales	72,570	66,241	231,863	189,460
Selling and administrative expenses	10,931	8,753	33,629	26,950
Foreign exchange (gain) loss	965	279	3,086	(3,069)
Depreciation and amortization	4,479	4,072	13,859	11,317
Earnings (loss) from operations	(5,734)	5,505	3,313	21,508
Other expense	(73)	(1,560)	(499)	(1,560)
Financing costs:				
Interest expense	6,080	5,022	17,559	13,501
Factor expenses	466	391	1,358	1,143
Amortization of deferred financing expenses	696	413	1,865	996
	7,242	5,826	20,782	15,640
Earnings (loss) before income taxes	(13,049)	(1,881)	(17,968)	4,308
Income tax (recovery) expense	(2,777)	(123)	(1,874)	1,370
Net earnings (loss)	$(10,272)	$(1,758)	$(16,094)	$ 2,938
EBITDA *(2)*	$ 52	$ 9,856	$ 21,344	$29,756

(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financials statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

(2) Earnings before interest, taxes, depreciation, amortization, foreign exchange gain or loss, gain or loss on sale of fixed assets and American Industrial Partners management fee and expenses ($342 for quarter ended September 30, 2000 - $1,086 for the nine months ended September 30, 2000; nil in 1999).

Consoltex Inc.
(Formerly Consoltex Group Inc.)

Consolidated Statements of Cash Flows *(1)*

(in thousands of US dollars) *(unaudited)*	Quarter ended September 30		Nine months ended September 30	
	2000	1999	2000	1999
Cash flows from operating activities:				
Net earnings (loss)	$(10,272)	$(1,758)	$(16,094)	$2,938
Depreciation	3,506	3,270	10,927	9,664
Amortization of goodwill	940	769	2,832	1,549
Amortization of other assets	33	33	100	104
Amortization of deferred financing expenses	696	413	1,865	996
Non-monetary foreign exchange loss (gain)	721	81	1,765	(3,233)
Deferred income tax benefit	(2,261)	(228)	(2,943)	(492)
Loss on sale of fixed assets	–	–	426	–
	(6,637)	2,580	(1,122)	11,526
Changes in:				
Accounts receivable and prepaid expenses	4,528	510	(5,871)	(12,187)
Inventories	(1,974)	(5,286)	(5,195)	(15,665)
Accounts payable and accrued liabilities	13,001	(596)	17,763	13,053
Income taxes payable	271	(1,538)	962	(1,767)
Cash flows from (used in) operating activities	9,189	(4,330)	6,537	(5,040)
Cash flows used in investing activities:				
Purchase of fixed assets, net of disposals	(2,169)	(2,271)	(8,040)	(8,000)
Proceeds on sale of fixed assets	–	–	850	–
Business acquisitions	–	(15,462)	–	(18,987)
Cash inflow (used) before financing activities	7,020	(22,063)	(653)	(32,027)
Cash flows from financing activities:				
Increase (decrease) in bank loans	(5,036)	1,064	6,221	13,661
Repayment of long-term debt	(1,750)	(3,500)	(5,250)	(7,000)
Proceeds from issuance of long-term debt	–	25,000	–	25,000
Increase (decrease) other long-term liabilities	(517)	646	(3,050)	611
Decrease (increase) in other assets	143	(1,888)	191	(703)
Increase (decrease) in cash	(140)	(741)	(2,541)	(458)
Cash at the beginning of the period	568	2,820	2,969	2,537
Cash at the end of the period	$ 428	$2,079	$ 428	$2,079

(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financials statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

Consoltex Inc.
(Formerly Consoltex Group Inc.)

Consolidated Segment Disclosures *(1)*

(in thousands of US dollars) *(unaudited)*	Quarter ended September 30 2000	1999	Nine months ended September 30 2000	1999
SALES				
Textile Operations	$46,198	$50,288	$161,830	$156,889
Polypropylene Operations	37,013	34,562	123,920	89,277
Consolidated sales	$83,211	$84,850	$285,750	$246,166
EBITDA				
Textile Operations	$796	$6,000	$13,888	$19,905
Polypropylene Operations	(13)	4,551	9,935	12,610
Total for reportable segments	783	10,551	23,823	32,515
Corporate	(731)	(695)	(2,479)	(2,759)
Consolidated EBITDA	52	9,856	21,344	29,756
Other expense	73	1,560	499	1,560
American Industrial Partner management fee	342	–	1,086	–
Foreign exchange (gain) loss	965	279	3,086	(3,069)
Depreciation and amortization	4,479	4,072	13,859	11,317
Financing costs	7,242	5,826	20,782	15,640
Income tax (recovery) expense	(2,777)	(123)	(1,874)	1,370
Net earnings (loss)	$(10,272)	$(1,758)	$(16,094)	$2,938

	September 30, 2000	December 31, 1999
Segment assets:		
Textile Operations	$141,898	$136,928
Polypropylene Operations	191,502	201,068
Total for reportable segments	333,400	337,996
Corporate	1,991	1,874
Consolidated total assets	$335,391	$339,870

(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financials statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

Consoltex Inc.
(Formerly Consoltex Group Inc.)

Consolidated Statements of Comprehensive Income *(1)*

(in thousands of US dollars) *(unaudited)*	Quarter ended September 30 2000	1999	Nine months ended September 30 2000	1999
Net earnings (loss)	$(10,272)	$(1,758)	$(16,094)	$2,938
Foreign currency translation adjustments	473	161	(115)	1,387
Consolidated comprehensive income (loss)	$(9,799)	$(1,597)	$(16,209)	$4,325

(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financials statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.